UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Interpace Diagnostics Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

46062X105

(CUSIP Number)

Vinita K. Paul

Vice President, General Counsel and Chief Compliance Officer

Heartland Advisors, Inc.

789 N. Water Street

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)

_______________________________

April 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46062X105

1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,724,550 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,994,313 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,313 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14.	TYPE OF REPORTING PERSON IA

CUSIP No. 46062X105

1.	NAME OF REPORTING PERSON William J. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 2,724,550 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 2,994,313 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,313 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed on May 7, 2015 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 21, 2015, Amendment No. 2 filed on November 6, 2015, and Amendment No. 3 filed on April 6, 2016 (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”), and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), and William J. Nasgovitz, an individual, (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.01 par value per share (the “Common Stock), of Interpace Diagnostics Group, Inc. (f/k/a/ PDI, Inc.), a Delaware corporation (the “Company”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 4 to Schedule 13D shall have the meaning ascribed to them in the Amended Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 4 to Schedule 13D is incorporated herein by this reference.

Item 4.

Purpose of Transaction

Item 4 of the Amended Scheduled 13D is hereby deleted and replaced with the following:

Heartland acquired the Common Stock for investment purposes.

Heartland has engaged, and may engage in the future, in communications with one or more officers, directors or other representatives of the Company regarding the Company, including but not limited to, its operations and ways in which the Company can improve corporate governance and maximize stockholder value. These communications may include discussions regarding the Company’s executive team and long-term strategy. At the Company’s request, Heartland may also provide input on potential executive candidates. Heartland may discuss ideas that, if effected, may result in changes in the board of directors or management of the Company. In a recent letter to the Company’s Board of Directors, Heartland communicated a number of specific issues of concern, including:

•

Dilution of the Common Stock;

•

Onerous debt;

•

Substantial deterioration of shareholder value; and

•

Continued poor decision making by management.

In light of the foregoing, Heartland encouraged the Company’s management and Board to immediately engage an investment banker to find an appropriate buyer for the Company.  Depending on various factors, including without limitation, the Company’s financial position, results and strategic direction, the price of the Common Stock, actions taken by management and the Board of the Company, Heartland may in the future encourage the Company to take other actions to enhance shareholder value.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, the Reporting Persons may, subject to applicable legal and contractual obligations,  acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Client Accounts and Heartland’s fiduciary duty to such clients.

Except as set forth above, neither of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.

Interest in Securities of the Issuer

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 18,162,671 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 18, 2016, as reported in the Company’s Form 10-K, filed with the Securities and Exchange Commission on March 30, 2016.

As of April 25, 2016, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 2,994,313 shares, or approximately 16.5%, of the Company’s Common Stock.  The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D.  The Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, owns greater than 5% of the Common Stock of the Company.  Any remaining shares of Common Stock disclosed in this filing as owned by Heartland and Mr. Nasgovitz are owned by various other Client Accounts managed by Heartland on a discretionary basis.  To the best of Heartland’s knowledge, as of April 25, 2016, none of the other Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 2,724,550 shares and shared dispositive power with respect to 2,994,313 shares of Common Stock.  Mr. Nasgovitz, as a control person of Heartland, may be deemed to have shared voting power with respect to 2,724,550 shares of the Company’s Common Stock and shared dispositive power with respect to 2,994,313 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland.  Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2016

HEARTLAND ADVISORS, INC.

By:  /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Vice President, General Counsel, and Chief
Compliance Officer

WILLIAM J. NASGOVITZ

By:  /s/ Vinita K. Paul
Name: Vinita K. Paul
Title:   Attorney in Fact for William J. Nasgovitz
(Pursuant to Power of Attorney Previously Filed)

ANNEX 1
DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.

The name and present principal occupation or employment of each director and executive officer of Heartland Advisors, Inc. are set forth below.  The business address of each person is 789 North Water Street, Milwaukee, WI 53202.  All of the persons listed below are U.S. citizens.  To the best of the Reporting Persons’ knowledge, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person was a party to any civil or administrative proceeding.

Name	Principal Occupation
William J. Nasgovitz	Director and Chairman
William R. Nasgovitz	Director and Chief Executive Officer
Paul T. Beste	Director, Senior Vice President, Chief Risk Officer, and Secretary
Bradford A. Evans	Director and Senior Vice President
David C. Fondrie	Senior Vice President
Kevin D. Clark	Senior Vice President
Vinita K. Paul	Vice President, General Counsel, Chief Compliance Officer and Asst. Secretary
Nicole J. Best	Senior Vice President, Chief Financial Officer and Chief Administrative Officer
Jeanne Kolimaga	Vice President
Matthew J. Miner	Vice President
Michael D. Kops	Vice President
Catherine M. Stephenson	Vice President
Robert C. Sharpe	Vice President
Colin McWey	Vice President
Michael F. Jolin	Vice President
Andrew J. Fleming	Vice President
Eric J. Miller	Vice President

INDEX TO EXHIBITS

Exhibit	Description

1	Letter to Interpace Diagnostics Group, Inc. Board of Directors Dated April 26, 2016

2	Joint Filing Agreement (incorporated by reference)

3	Power of Attorney (incorporated by reference)

Exhibit 1  – Letter to Interpace Diagnostics Group, Inc. Board of Directors Dated April 26, 2016

April 26, 2016

The Board of Directors

Interpace Diagnostics Group, Inc.

Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

Dear Members of the Board,

Heartland Advisors, Inc. (“Heartland”), through our mutual funds and private accounts, has been a long-term, patient investor in Interpace Diagnostics Group, Inc. (“IDXG” or the “Company”), with holdings in excess of 2.9 million shares as of March 31, 2016.

However, as a result of the actions taken by current and former members of management and the Board of Directors, loyal shareholders, such as Heartland, have suffered substantial deterioration in value. Over the last decade, the stock has depreciated substantially, losing 98% of its value. During that time, management has incurred operating losses of well over $100 million. Additionally, over the last year, shareholders have been diluted by over 10% through the continued issuance of stock options and restricted stock to insiders of the Company.  The result, IDXG has massively underperformed the Russell 2000 Healthcare Index, which since March 2005 has appreciated 202%.

Due to substantial losses that are continuing, poor decision making by management and the Board and onerous outstanding debt, Heartland urges you to immediately find an appropriate buyer for the Company. IDXG has three promising molecular tests and new products in the pipeline, which we believe have significant potential market value and should be attractive to a number of suitors. We are not interested in actions that result in further dilution of shareholder value, but believe that it is imperative that the Board of Directors move quickly to engage an investment banker to actively seek out interested parties and sell the Company to the highest bidder, as time is of the essence!

We are looking forward to thoughtful and productive engagement by the Board and management to address the serious issues at hand.

Sincerely,

/s/ Bill Nasgovitz	/s/ Eric Miller

Bill Nasgovitz	Eric Miller
Chairman, CIO & Portfolio Manager	Vice President and Portfolio Manager

cc:  Stephen J. Sullivan, Jack E. Stover, Heiner Dreismann, Nat Krishnamurti, Harry Glorikian, Joseph Keegan, Kapila Ratnam